U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                                 AMENDMENT NO. 1

                           ---------------------------

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                                  GAMECOM, INC.

                 (Name of Small Business Issuer in Its Charter)

                TEXAS                                  93-1207631
  (State or Other Jurisdiction of                  (I.R.S. Employer
   Incorporation or Organization)                 Identification No.)

                440 NORTH CENTER
                ARLINGTON, TEXAS                         76011
    (Address of Principal Executive Offices)           (Zip Code)

                                 (817) 265-0440

              (Registrant's Telephone Number, Including Area Code)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: (None)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                     Common Stock, par value $.005 per share

                                (Title of Class)

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                                TABLE OF CONTENTS

PART I

Item 1 Description of Business.

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 3 Description of Property.

Item 4 Security Ownership of Certain Beneficial Owners and Management.

Item 5 Directors, Executive Officers, Promoters and Control Persons.

Item 6 Executive Compensation.

Item 7 Certain Relationships and Related Transactions.

Item 8 Description of Securities.

PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item 2 Legal Proceedings.

Item 3 Changes In and Disagreements With Accountants.

Item 4 Recent Sales of Unregistered Securities.

Item 5 Indemnification of Directors and Officers.

PART F/S

Financial Statements.

PART III

Item 1 Index to Exhibits.

Item 2 Description of Exhibits.


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PART I

ITEM I DESCRIPTION OF BUSINESS

BUSINESS OVERVIEW

GameCom, Inc. (the "Company") was organized in 1996 to operate theme concept microbrewery restaurants. In 1997, the Company acquired First Brewery of Dallas, Inc., which operated the former Hubcap Brewery & Kitchen of Dallas, Texas (later renamed The Schooner BreweryTM brewpub). As a result of several factors, including relatively strict laws that apply to craft brewers in Texas, GameCom found it difficult to develop this initial business, and closed down its microbrewery operations in early 1999.

In December of 1997, GameCom acquired all rights to `Net GameLinkTM, an interactive entertainment system designed to allow a number of players to compete with one another in a game via an intranet or the Internet. Since closing its microbrewery operations GameCom has been devoting substantially all of its efforts to implementing the `Net GameLinkTM product.

In February, 2000, the Company changed its jurisdiction of incorporation from Nevada to Texas.

The Company maintains its principal office at 440 North Center, Arlington, Texas 76011, and its telephone number is (817) 265-0440.

CLOSED MICROBREWERY OPERATIONS

From 1997 to 1999, the Company operated a brewpub restaurant in Dallas, Texas under the name The Schooner Brewery (TM). The Company received a number of awards for the quality of its beer at national and regional competitions. The Company's plan was to build upon the favorable publicity resulting from these awards to develop and expand a craft brewing concept that would both serve its award-winning beer on-premises and sell the beer for off-premises consumption. The Texas laws governing craft brewing operations are highly restrictive. Under those laws an operator of a "brewpub" (manufacturer of beer for on-premises sale and consumption) was prohibited from operating a "microbrewery" (manufacturer of beer for off-premises distribution and consumption). As a result, the Company was unable to carry out its plan. In addition, the Dallas West End Historical District where the Company's restaurant was located was undergoing an economic decline at the time. The restaurant continued to accumulate net losses, and management of the Company closed its brewpub operations in early 1999 in favor of full-time exploitation of the 'Net GameLink(TM) concept. Since that time the Company's operations have been limited to development, construction and beta-testing of the initial 'Net GameLink(TM) prototype system at J. Gilligan's Bar and Grill in Arlington, Texas and the Company is not expected to have revenues from its Internet gaming business until some time in the first quarter of 2000.

INDUSTRY OVERVIEW

The electronic gaming industry has experienced dramatic changes over the last several years. Beginning with games played by a single user on his or her own computer, electronic games have progressed from (i) play by two or more users on a single computer, to (ii) play by many users over an intranet, to (iii) simultaneous play by even more users from locations spread throughout


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the world via the Internet. These changes have brought about a rapid increase in the number of interactive electronic gamers.

Initial efforts to capitalize on the interactive Internet electronic games market were based on the assumption that players would be willing to pay directly to participate in these games. Pogo.com began with this business model but was unable to generate a sufficiently large group of paying customers to make the model profitable. Recent efforts in this area have instead been based on the media model, in which users do not pay for the service, but the site operator sells access to the users to advertisers.

Despite the success of Internet gaming companies, an element has been lost in the process of moving from the parlor to the individual user's screen -- the element of direct social interaction. The Company believes that people like to talk to each other while they play, and a computer screen is no substitute for face-to-face communication. It has not carried out any marketing studies to confirm this belief, but both its observations of players during beta-testing of its system and articles in magazines such as Forbes and USA Today have confirmed this belief. Virtually all of the Internet gaming providers have created some means for the players to "chat" as they are playing by typing messages back and forth. But this is an inadequate substitute for the immediate presence of a live human being. Typing simply doesn't convey the excitement or nuances of meaning communicated by the human voice.

In response to the desire of players for direct interaction, at least one company has constructed several large electronic gaming centers, and has announced its intention to build many others. Like the arcades frequently seen in suburban malls, these centers are intended to attract the hard-core electronic gamer who is seeking to play in a social environment. The Company's product is targeted at a market similar to that of the large electronic gaming centers, but is designed for smaller-scale and more widespread use in a neighborhood setting. The experience of the large electronic gaming centers has demonstrated that players are willing to pay to access electronic games in the company of others.

'NET GAMELINK(TM) SYSTEM

In December, 1997, the Company acquired from Adams Bragg & Company, Inc. , a firm which had been performing public relations services for the Company, all proprietary rights in the `Net GameLink(TM) system in exchange for 425,000 shares of the Company's common stock. For financial reporting purposes, these proprietary rights were valued by the Board of Directors at $2,125. At the time of acquisition, the system was essentially little more than an idea. Over the next two years, the Company worked in cooperation with Connect Computer Group, a Texas electronics firm, to develop the hardware and communications configuration to implement this concept. The services of Connect Computer Group were performed without any out-of-pocket cash cost to the Company other than the costs of certain hardware on the basis of an unwritten understanding that if the system were successfully marketed Connect Computer would receive a significant equity position in the Company.

The Company's `Net GameLinkTM system is designed for installation at a relatively modest cost in neighborhood arcade-like gaming centers and social bars. It consists of computers, a networking system, and specially-designed networked kiosks that allow the Company's patrons to play interactive 3D games with either other users at the same location or users at a remote location. The gamestations feature X86 (Intel central processing unit) compatible 3D-game hardware and


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software. Customers pay for their use of the system through a plastic debit card. Each card is prepaid and is credited with a certain amount of playing time.

Design Goals:

      In designing kiosks for its system, the Company's objectives were to remove the computer look and feel from the game play experience, use state-of-the-art sound and video systems to further enhance game play, provide for connection to other kiosks at the same location through an intranet and connection to kiosks at other locations through the Internet, and provide a system that would be easy to change and update. In addition, the system had to be able to run most games on the market, permit easy access to the games by the user, and prevent the user from obtaining access to the computer's operating system. Selection of components for the system was based on performance, reliability, and price, in that order.

Enclosure:

      The physical enclosure itself is 3 foot by 3 foot square and over six feet tall with full length windows on each closed side. The kiosk enclosure is open on one side and the windows allow the works of the systems to be seen. To further enhance the open look of the kiosk all enclosures are removed from the power supply and monitor. Each kiosk has three bays which are arranged vertically. All computer equipment is mounted in the upper bay. The mid bay is dedicated to the lighting controller/source and the lower bay holds a sub-woofer speaker, A/C wiring and un-interruptible power source. The kiosk is made from high grade particle board and all corners are machined and rounded. Game controls are mounted on two shelves in the front of the enclosure. The lower shelf is made of the same board has the enclosure and the top is made of clear plastic. Two handles provide support for the upper shelf and act as a light for the lower shelf.

Computer:

      The computer system is based on an AMD Athlon(TM) 700 MHz processor. This is mounted on a Epox mother board with 128 megabytes of RAM (random access memory). It uses the IDE interface (one of several methods of connecting disk drives and other components to the computer's mother board) and a 4.5-gigabyte hard drive. The network connection is supplied by a 3-Com 905b 100baseT card (the faster of the two types of networking components in common use on IBM PCs). A Creative Labs 16-megabyte accelerated video card connected to a 21 inch 27 dot pitch (a measure of resolution) monitor supplies video. A Creative Labs Sound Blaster Alive sound card is used. The speakers are made by Altec Lansing and have two small high and mid range enclosures and a bass and sub-bass enclosure.

Lighting:

      Lighting is supplied from a 150 watt light generator and distributed through a fiber optic light pipe array. The light generator has an integral dichromatic (2-color) filter that causes the light color to shift a few times each minute. The mounting plates for the motherboard, magnetic card reader, and joystick are made of a plastic material that allow light to be injected that creates a glow around the edge. Edge light fiber optic cables are used to light the inside of the kiosk and also the motherboard mounting plate. Light pipes are also run to the handles on each side of the lower front shelf.


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User interface:

      In its usual configuration, the kiosk provides for input through a keyboard, a mouse, and a joystick. The keyboard is a standard 101 key Keytronic black keyboard that is mounted on the lower shelf. The mouse is also black and is made by Keytronic. The joystick is a force feed back type manufactured by Microsoft. The joystick connections are external to the enclosure. This allows the joystick to be changed out for other types of game input devices. A magnetic card reader authenticates users and deducts the appropriate amount for the user's playing time. All input devices other than the magnetic card reader are not hard mounted for the convenience of the user.

System Software:

      The operating system software is Microsoft Windows 98. The standard TCP/IP (a networking protocol) stack is used for network connectivity. The interface software is written in Micromedia Director, and the user database is written under MySql (a database programming language) running under Redhat 6.0 LINUX (an operating system). The games themselves are stored on a LINUX server running with SAMBA (software for integrating LINUX and Windows computers) supplying the connectivity to the Windows environment.

Operation:

      Each kiosk is a network client of the LINUX server where all games are stored. When a user swipes his or her card through the card reader, the software on the kiosk makes a request of the database stored on the server. This database maintains a record of the amount of time the user has bought and how much he or she has used. Once the user has been authenticated and the system has verified his remaining time, the server starts the timing clock for the kiosk and allows the user to select a game. When the user's time expires the kiosk shuts down the game. Each kiosk has a full-time connection to the Internet and to the local network.

Interactivity:

      The Company's system provides for interactive play among gamers at a single location via an intranet or at widely dispersed locations via the Internet. Because the Company's system is intended to reach players wishing to play in a social setting, the Company expects that at least initially the system's capability to allow play among gamers at a single physical location through an intranet will be more significant than its ability to enable play on a worldwide basis. However, it seems likely that in the future games will be developed that permit teams of players at one location to compete against teams located elsewhere, and the system's Internet connection will permit such play without any modification to the system.

Installed Games:

Each location will provide access to the user's choice of approximately 10 games at any time. The games to be offered on the Company's kiosks will not necessarily be different from those that an electronic gamer could purchase at his or her local computer store. Many gaming manufacturers are now offering their games in an interactive format. To a serious gamer, the appeal of the


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Company's system is likely to be the fact that the hardware components will be faster, bigger, louder, etc. than those he would have available in a home setting. For the novice, the physical attributes of the system, the stylistic kiosks, the fiber optic lighting, and the social atmosphere of playing interactive games on a physically interactive basis through an intranet is expected to be what he or she finds appealing.

All locations will be accessible through the Company's computer and its home office, so that a constant evaluation of the popularity of the games available at a particular location can be continuously monitored. The games installed at each location will vary to some extent depending upon the amount of playing each receives as reported by the Company's centralized database. However, there will be a substantial overlap, since this is required in order to allow interactive play between widely dispersed locations. The games for the Company's initial system were selected after discussions with its games software supplier, GT Interactive Software, a leading games manufacturer/distributor. The Company has no commitments to that supplier beyond its obligations to pay required royalties on the games it uses. Present arrangements call for payment of an annual royalty of $540 per game, and royalties have been paid through mid-July, when the existing licensing agreements expire. The Company believes that as it becomes established in multiple locations it will be in a position to achieve a strategic alliance with one of the leading games manufacturers/distributors under which the Company would receive payment from the manufacturers/distributor in exchange for being the exclusive supplier of games to the Company.

The Company's first `Net GameLink(TM) entertainment system was made available for public play at Who's on First? in New York City on July 16, 1999. On November 2, 1999, the Company moved this system to J. Gilligan's in Arlington, Texas to bring it closer to the Company's principal offices. Operations are presently limited to the initial five-kiosk prototype system at J. Gilligan's. This system was installed without charge to J. Gilligan's and is expected to begin generating revenue during the first quarter of 2000 when the Company will begin charging patrons for play on the system. The Company anticipates delivery of the first system to be sold to a third party will occur near the end of the first quarter. Initially, the Company contemplates building the systems to order with delivery of the completed systems to occur approximately four weeks after the order. The Company intends to maintain the initial system at J. Gilligan's as a "test bed" for continued upgrading and improvements to its system.

Hardware and Software Availability:

The Company's kiosks are manufactured to the Company's design and are purchased from time to time as required. They are presently purchased from a single supplier, but no specialized equipment or knowledge beyond normal furniture-manufacturing techniques is required for their construction, and the Company does not anticipate any difficulty in acquiring these items. The computer hardware and software used in the system are standard off-the-shelf items. The computer processors are being furnished to the Company without any out-of-pocket cost by Advanced Micro Devices, Inc. in exchange for the Company's publicizing that company as its supplier.

Sources of Revenue:

The Company intends to provide its interactive electronic gaming service through a combination of Company-owned centers and through third parties such as social bars, which will purchase the system on the basis of a fixed initial fee and a continuing royalty. In addition, the Company

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expects revenue to be generated through the sale of advertising to companies who wish to reach the Company's demographic market. The Company anticipates that the cost of a system to third parties will be in the range of $5,500 to $6,500 per kiosk, including the server for each location. The Company anticipates a royalty based on the amount spent by patrons to actually play on the system equal to 40% of revenues and a royalty on the advertising generated by the system at each location equal to 50% of the advertising revenue paid to the operator.

COMPETITION

Competition in this industry is based primarily on the ability to deliver an exciting and realistic gaming experience beyond what the gamer would experience on his or her home computer through such items as 3-D imaging, sound and sense of motion. At the present time, price is less of a factor because of the limited number of competitors in the field. Accessibility is also a factor. The Company believes that its primary competition will be the large gaming centers being established by companies such as GameWorks. GameWorks was established by Sega Enterprises, Universal Studios, Inc. and DreamWorks SKG and was designed under the guidance of Steven Spielberg. GameWorks has far greater financial and technical resources than the Company and has created an entire establishment devoted to various forms of gaming, including virtual reality games. So far as the Company is aware, GameWorks is the only such competitor at the present time. The Company will not be able to compete with GameWorks in technology or size of facility. Instead it intends to compete by providing more but smaller facilities that will be readily accessible in the gamer's immediate neighborhood, with the companionship of the gamer's neighbors, rather than requiring substantial travel to game among strangers. Whereas GameWorks' facilities are designed to serve as a destination in and of themselves, the Company's systems will be located in third-party social establishments where the system may or may not be the main attraction for the establishment's particular patrons. In that respect, the systems will be somewhat like the games systems one sometimes sees installed in theater lobbies, where the use is incidental to the patron's primary reason for coming to the establishment.

MARKETING

Until such time as the Company is in a position to raise significant amounts of additional capital, its capacity for producing `NetGamelink(TM) systems will be severely limited, and its marketing efforts will be consistent with its production capacity. Initial marketing efforts are expected to consist of follow-ups by the Company's Director of Sales directed toward a limited number of individual and chain casual restaurant/bars, some of which have learned of the Company's system by observing it when it was installed at Who's on First in New York or later at J. Gilligan's Bar & Grill in Arlington, Texas. The Company is in the process of producing a promotional video of the system for distribution to potential customers, and also promotes the system by means of live streaming video on the Company's web site, showing actual real-time use of the Company's system by patrons at J. Gilligan's. Longer range plans include, subject to the availability of the necessary funds, an advertising campaign in leading restaurant/food industry publications. The Company intends to add additional marketing staff as required.

EMPLOYEES

At September 30, 1999 the Company employed 4 persons. The Company considers relations with its employees to be satisfactory.

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TRADEMARKS

The Company has filed for federal registration of its "'Net GameLink(TM)" trademark, and a patent application is pending for its network-enabled gaming kiosk. There can be no assurance that a patent will issue on this application, or that if the patent is issued it will be sufficiently broad to provide meaningful protection. The time required to obtain a patent depends upon a number of factors, including the extent to which the Company is required to negotiate with the patent office as to the breadth of the patent ultimately to be issued. The Company anticipates that if the patent does issue it will not issue until some time in 2001.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

Overview. The Company was capitalized in 1996 to develop, own, and operate theme brewpub/microbrewery restaurants. Until March of 1997 when the Company acquired, and July 1, 1997 when the Company began operating, the former Hubcap Brewery & Kitchen in Dallas, Texas, the Company had no operations or revenues and its activities were devoted solely to development. However, since the acquisition was accounted for as a pooling of interests, the results of operations of Hubcap Brewery & Kitchen were carried forward into the Company's financial statements and accordingly the 1997 financial statements reflect a full year of operations of that business.

In January, 1999, the Company terminated its brewpub/microbrewery restaurant operations. Future revenues and profits will depend upon various factors, including market acceptance of `Net GameLinkTM, and general economic conditions. The Company's present sole source of revenue is the future sale of `Net GameLink(TM) systems and from associated royalties. The Company has not received any revenue to date from either royalties from operations of systems it owns or the sale of its systems to others. It expects to receive the first revenue from operations of its own system during the first quarter of 2000, and to receive the first revenue from a sale of the system to a third party near the end of the first quarter of 2000.

There can be no assurances that the Company will successfully implement its expansion plans, including the `Net GameLinkTM entertainment concept. The Company also faces all of the risks, expenses, and difficulties frequently encountered in connection with the expansion and development of a new business. These include limited working capital and the need to devote a substantial amount of management's time to raising capital rather than development of the business, difficulties in maintaining delivery schedules if and when volume increases, the need to develop support arrangements for systems at widely dispersed physical locations, the need to

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control operating and general and administrative expenses and the need to spend substantial amounts on initial advertising to develop an awareness of the Company and its products. In addition, the Company's Chief Executive Officer is a practicing attorney with no training or prior experience in managing or overseeing a public company.

Results of Operations.

Fiscal year ended December 31, 1998 compared to fiscal year ended December 31, 1997.

The Company had no revenues from the date of inception through July 1, 1997, when it began operating the former Hubcap Brewery & Kitchen, through its wholly-owned Texas subsidiary corporation, First Brewery of Dallas, Inc. However, as noted above, results for the year reflect operations of the acquired Company prior to the acquisition. Prior to July 1, 1997, the Company had received $391,351.00 in paid-in capital, and had incurred $237,478.54 in start-up, consulting, and legal expenses associated with the formation of the Company and its development activities.

For the 12 months ended December 31, 1998, the Company, through its wholly-owned subsidiary, First Brewery of Dallas, Inc., had a net loss of $1,127,018, compared to a loss of $576,520 for the 12 months ended December 31, 1997. First Brewery of Dallas, Inc. ceased operations on January 10, 1999. Increases in revenues and the related increases in costs of sales from the 1997 to the 1998 fiscal years generally reflect the Company's moderate degree of success in expanding its restaurant operations. However, as the 1998 fiscal year drew to a close revenues were declining due, at least in part, to an overall economic decline in the geographic area where the restaurant operations were located. In addition, it became clear to the Company's management that Texas's liquor control laws were such that the Company would not be able to obtain approval for the microbrewery operations which it regarded as the key to achieving profitable operations. Probably the most significant items in the Statement of Operations for the two years are the increase in interest expense from $12,776 in fiscal 1997 to $39,026 in fiscal 1998, reflecting an increased level of borrowing, primarily from shareholders, the $132,545 provision taken in fiscal 1998 for losses from discontinued operations, reflecting the determination to shut down the brewpub/microbrewery activities, and the increase in general and administrative expenses from $604,579 in 1997 to $902,192 in 1998. Out of the approximately $300,000 increase, $200,000 was attributable to consulting services in connection with development of the Company's `NetGameLink(TM) product, for which payment was made in the Company's Common. Interest expense is expected to be substantially lower for the immediate future as a result of the forgiveness of certain debt in connection with termination of the Company's brewpub/microbrewery operations in January, 1999 as described below, and the one-time issuance of stock in lieu of future interest as described under "Certain Transactions."

Nine months ended September 30, 1999 compared to nine months ended September 30, 1998.

These two periods are in no way comparable, since the nine months ended September 30, 1998 reflect the Company's unsuccessful efforts to develop its brewpub/microbrewery business, whereas the corresponding nine months of 1999 reflect a redirection of the Company's efforts from the discontinued business to the development of the Company's `Net GameLinkTM System. For the first nine months of 1999, the Company had essentially no revenues. Administrative costs of $272,130 for the nine months ended September 30, 1999 compared to $612,508 for the nine months ended September 30, 1998 reflect the decision in January, 1999 to terminate the brewpub/microbrewery operations. The Company recorded a $67,849 gain on the sale of


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equipment for the nine months ended September 30, 1999. This gain reflects the fact that, as described below, the guarantors of the Company's bank debt secured by that equipment forgave approximately $65,000 in indebtedness when they acquired the bank's security interest in that equipment upon payment of that indebtedness, and later disposed of the equipment to reimburse themselves for a portion of these payments. The $21,333 reduction in interest charges for the nine months ended September 30, 1999 reflects an agreement by holders of that indebtedness to accept a one-time issuance of common stock in lieu of accrued and future interest.

Connect Computer Group, Inc., the firm which has been largely responsible for development of the Company's kiosk and computer systems ("Connect Computer"), has performed its development work on the basis of an oral understanding or "gentleman's agreement" with the Company's Chief Executive Officer that if the Company is successful in marketing the product Connect Computer will be issued a significant equity position in the Company, the amount of which is yet to be determined. The parties have not explicitly agreed upon any method for determining whether marketing of the product has been successful. Because all the uncertainty as to the number of shares which may ultimately be issued for these services, the Company has not taken any charge to earnings for such services to date. However, the Company is proceeding on the assumption that it will be obligated to honor this oral commitment and expects that it will be able to reach agreement with Connect Computer through negotiations as to both whether marketing the product has been successful and the appropriate amount of equity to be issued to Connect Computer for its assistance. At that time an appropriate charge to earnings will be made.

Liquidity and Capital Resources. As of September 30, 1999 the Company's liquidity position was extremely precarious. The Company had current liabilities of $908,780, including $524,111 in trade payables, most of which were overdue, short-term notes payable of $360,500, all of which were either demand indebtedness or were payable at an earlier date and were in default, and related accrued interest on the notes. Current assets available to meet those liabilities were only $4,709.

To date the Company and First Brewery of Dallas I, Ltd., the predecessor to First Brewery of Dallas, Inc., the Company's wholly-owned Texas subsidiary corporation, met their capital requirements through capital contributions, loans from principal shareholders and officers, bank borrowings, and certain private placement offerings. For the nine months ended September 30, 1999, the net loss was $197,687, of which only $3,038 was accounted for by non-cash adjustments for depreciation and amortization. In addition, the Company was required to repay bank and other borrowings in the amount of $189,860, resulting in total cash requirements for the nine months of approximately $384,509. To cover most of these cash requirements, the Company allowed accounts payable and accrued expenses to increase by $135,497, disposed of assets relating to the closed-down brewpub operation for $127,374, issued additional shares of its common stock to investors for approximately $110,000, and accepted a capital contribution of the value of certain employees' services for $18,750.

At the time the operations of First Brewery of Dallas, Inc. were terminated, all of that subsidiary's assets were pledged to secure indebtedness to SecurityBank of Arlington, Texas. That indebtedness had been personally guaranteed by the Company's directors and by another individual. Upon termination of the brewpub/microbrewery operations the guarantors were

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required to repay that indebtedness to the bank, and upon such payment the bank assigned the Company's notes and the related security to the guarantors. The guarantors accepted the security in full satisfaction of the debt and subsequently disposed of the assets securing the indebtedness to third parties at a loss. The effect of these transactions is included in the $143,781 gain from discontinued operations for the 9 months ended September 30, 1999.

In December, 1999, the Company borrowed $20,000 on an unsecured basis from a bank. This loan was guaranteed by the Company's Chief Executive Officer and matures on March 16, 2000.

It is anticipated that the Company will place First Brewery of Dallas, Inc. into voluntary liquidation under Chapter 7 on the Bankruptcy Act. Upon the anticipated conclusion of that proceeding, the Company's consolidated balance sheet will be improved by the elimination of $431,111 in trade payables, as those amounts are owed solely by the subsidiary. It would not affect the Company's debt service requirements, as all interest-bearing debt is owed by the parent company, and not the subsidiary.

Even with the expected elimination of the First Brewery indebtedness, the Company will be unable to continue its operations or to commercially exploit its `Net GameLinkTM product in the absence of substantial additional financing. Based on the interest-bearing indebtedness presently outstanding, the Company's annual debt service requirements without taking into account any payments of principal are approximately $16,700. The Company is registering its outstanding common stock under the Securities Exchange Act of 1934 with a view toward making its equity securities more attractive to potential investors, and present plans call for the Company to seek additional financing through a private offering in the first or second quarter of 2000. The Company intends to pay approximately one-half of its interest-bearing debt pro rata in mid-spring. This would reduce the Company's annual debt service requirements by one-half. At the present time it has not completed any arrangements to obtain additional financing and there can be no assurance that it will be able to raise the necessary funds. In that connection, the Company intends to place its First Brewery of Dallas, Inc. subsidiary into voluntary bankruptcy. The Company is unable to predict the effect of the anticipated bankruptcy on its ability to raise additional funds to develop its gaming operations, but efforts to raise these funds could be adversely affected by the bankruptcy. If the Company is unable to raise additional funds, holders of its debt (all of whom are stockholders except for a bank lender of $20,000) would be in a position to shut down the Company's operations.

Plan of Operations

Until such time as the Company is able to obtain additional financing, it plans to limit its operations by conducting marketing efforts primarily on the basis of person-to-person contact with those who have previously expressed an interest in its system and limiting expansion of its operations to delivery of systems as permitted by internally-generated cash flow. This may require that the Company accept orders for new systems only on the basis of a down payment sufficient to cover the costs of manufacture of the system, which may in turn make it difficult to market additional systems. As indicated above, the Company expects to begin receiving revenues from operation of its present system at J. Gilligan's during the first quarter of 2000. However, these revenues are not expected to be sufficient to carry out any substantial advertising and marketing. The Company intends to seek financing through a private offering as promptly as practicable after its registration becomes effective, and if it is successful to apply a substantial portion of the proceeds toward marketing its systems. The Company will attempt to raise $500,000 to $1 million in that offering, which, together with anticipated revenues, should be sufficient for operations for the next 12 months. The Company will need to hire a qualified chief operating officer, and there is no assurance that it will be able to obtain one. It does not intend to hire any other employees during the next 12 months. At the present time, all officers and employees of the Company are serving without compensation except for Mr. Olivares, and the Company expects that this will continue to be the case until it has raised additional financing. If the Company is not able to raise the necessary funds to expand sales beyond those that may be generated by person-to-person contact, it will be forced to terminate its operations entirely.

ITEM 3 - DESCRIPTION OF PROPERTY

The Company's executive offices are located in Arlington, Texas, at the offices of Jones & Cannon, P.C. See "Certain Relationships and Related Transactions." Although the Company has not been charged rent for its office space, there is no assurance that these offices will remain sufficient for the Company's use, or that the gratis nature of this relationship will continue.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 3, 2000, certain information with respect to the Company's equity securities believed by the Company to be owned of record or beneficially by (i) each Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Shareholders' Name and Address     Number of Shares Owned            Percent

L. Kelly Jones                         1,866,980 (1)                     15.6
440 North Center
Arlington, Texas 76011

Jim Poynter                              737,260 (2)                      6.2
City Center Tower II
301 Commerce Street
Suite 1205
Fort Worth, Texas 76102

Kimberly Biggs                            42,460 (3)                      0.4
2414 Green Willow Court
Arlington, Texas 76001

John Aleckner                            347,400 (4)                      2.9
1901 Rockcliff Court
Arlington, Texas 76012

All Officers and Directors
As a Group (4 Persons)                 2,994,100 (1)(2)(3)(4)            25.1

----------------------------------------------

(1) Excludes incentive conditional options to purchase 833,000 shares of Common Stock for $4,165.00, which are not exercisable within 60 days.

(2) Excludes incentive conditional option to purchase 333,000 shares of Common Stock for $1,665.00 which is not exercisable within 60 days. The Company is obligated to redeem 287,531 of these shares for a nominal amount, which would reduce Mr. Poynter's ownership to 3.9%.

(3) The Company is obligated to redeem 16,559 of these shares for a nominal amount, which would reduce Ms. Biggs's ownership to 0.22%.

(4) Excludes incentive conditional option to purchase 333,000 shares of restricted Common Stock for $1665.00 which is not exercisable within 60 days.

The beneficial owners of securities listed above have sole investment and voting power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

In addition to the shareholders listed above, Connect Computer Group, Inc., the firm which has been largely responsible for development of the Company's kiosk and computer systems ("Connect Computer"), has performed its development work on the basis of an oral understanding or "gentleman's agreement" with the Company's president that if the Company is successful in marketing the product Connect Computer will be issued a significant equity position in the Company, the amount of which is yet to be determined. The parties have not explicitly agreed upon any method for determining whether marketing of the product has been successful, and the agreement may not be sufficiently definite to be an enforceable contract. However, the Company is proceeding on the assumption that it will be obligated to honor this oral commitment and expects that it will be able to reach agreement with Connect Computer through negotiations as to both whether marketing the product has been successful and the appropriate amount of equity to be issued to Connect Computer for its assistance.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person, and the date such person became a director or executive officer of the Company.

                                                                          Date became director or
Name                     Age   Positions                                  executive officer
----                     ---   ---------                                  -----------------------
L. Kelly Jones           46    Chief Executive Officer and Chairman of
                               the Board of Directors                     March 26, 1997
John F. Aleckner, Jr.    54    President and Director                     March 26, 1997
W. James Poynter         44    Vice-President and Director                March 26, 1997
Kimberly Biggs           33    Secretary and Treasurer                    March 26, 1997

The members of the Company's board of directors are elected annually and hold office until their successors are elected and qualified. The Company's officers are chosen by and serve at the pleasure of its board of directors. Each of the officers and directors have positions of responsibility with businesses other than the Company and will devote only such time as they believe necessary on the business of the Company.

There are no family relationships between any of the directors and executive officers. There was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

L. Kelly Jones has since 1980 been a member of the law firm Jones & Cannon, a firm which he founded and which provides legal services to the Company. Mr. Jones is certified in the area of commercial real estate law by the Texas Board of Legal Specialization and is the author of an article, "Texas Mechanics' and Materialmen's Lien Laws: A Guide Through the Maze," which appeared in the Texas Bar Journal in March of 1985. Mr. Jones' areas of practice include corporate, construction, real estate, municipal law, and commercial litigation. Mr. Jones served from 1985 through 1989 on the Arlington City Council, and on the Stephen
F. Austin State University Board of Regents from 1987 through 1993, where he was chairman from 1991 through 1993. He holds a J.D. from the University of Texas and a B.A. in Political Science from Stephen F. Austin State University

John F. Aleckner, Jr. is a private investor. He was elected President of the Company as of December 14, 1999. From 1983 to 1989 Mr. Aleckner was vice-president and a shareholder of Research Polymers International Corporation, a compounder of specialty plastic materials which was acquired by another Company in 1987. From 1984 to 1998, he was vice-president of marketing and sales and a principal shareholder in UVTEC, Inc., a marketer of specialty plastic compounds which was, prior to the sale of Research Polymers, affiliated through common stock ownership with Research Polymers, and which acted as a broker in connection with purchases by Research Polymers and other companies. From 1971 to 1983 he was employed by Ciba-Geigy Corporation in various sales capacities. He holds a B.S. in chemistry from Case Institute of Technology

W. James Poynter has been engaged in the real estate brokerage and construction business since 1979. He is the president of Tenant Realty Advisors, Inc., a subsidiary of the Poynter Scifres Company group. Tenant Realty Advisors, Inc. is a national tenant representation firm, representing office tenants in securing new office locations throughout the United States. He holds a B.A. from the University of Pennsylvania's Wharton School of Business

Kimberly Biggs has for the last 10 years been legal administrator of the Arlington law firm of Jones & Cannon (which provides legal services for the Company) as legal administrator, a position which she holds to this date.

SIGNIFICANT EMPLOYEES

In addition to the officers and directors identified above, the following employees play a significant role in the Company's operations.

Rey Cardino, age 39, serves as Director of Sales for the Company. Mr. Cardino was employed by the Hubcap Brewery & Kitchen from prior to its opening until the operation was closed in early 1999, at which time he was the general manager of its restaurant. Prior to that time he was employed by TGI Friday.

Jose Olivares, age 32, serves as Director of Technical Support for the Company. Prior to taking the position he was the principal brewer of the Company's microbrewery operations.

ITEM 6 EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities during each of the prior three (3) fiscal years. No bonuses or stock options were granted and no additional compensation was paid or deferred.

                                                                                   Securities
                                                             Other                 Under-lying
                                                             Annual    Restricted  Options/
                                                             Compen-   Stock
Name and Principal Position       Year      Salary  Bonus    sation    Awards      SARs
---------------------------       ----      ------  -----    -------   ------      -----------
L. Kelly Jones, Chief             1998        -        -         -        -        833,000 (1)
Executive Officer and
Chairman of the Board of
Directors
                                  1997        -        -         -        -             -
                                  1996        -        -         -        -             -
John F. Aleckner, Jr.,            1998                                             333,000 (2)
President and Director
                                  1997                                                  -
                                  1996                                                  -
W. James Poynter, Vice-           1998        -        -         -        -        333,000 (2)
President and Director
                                  1997        -        -         -        -             -
                                  1996        -        -         -        -             -
Kimberly Biggs, Secretary and     1998        -        -         -        -             -
Treasurer
                                  1997        -        -         -        -             -
                                  1996        -        -         -        -             -

(1)   These options, incentive in nature, provide that Mr. Jones may purchase
      (i) 111,000 shares at par value subject to the condition precedent that the Company's shares are trading at $1.50 per share, (ii) 361,000 shares at par value subject to the condition precedent that the Company's shares are trading at $3.00 per share, (iii) 111,000 shares at par value subject to the condition precedent that the Company's shares are publicly trading at $4.50 per share, and (iv) the balance of 250,000 shares at par value subject to the condition precedent that the Company's shares are publicly trading at $5.00 per share. These incentive stock options were granted to Mr. Jones by the Company's board of directors (Mr. Jones abstaining) on December 12, 1997 and on December 14, 1998.

(2) Messrs. Poynter and Aleckner each hold an option for 333,000 shares in the Company's Common Stock. These options, incentive in nature, provide that Messrs. Poynter and Aleckner may purchaser (i) 111,000 shares at par value subject to the condition precedent that the Company's shares are trading at $1.50 per share, (ii) 111,000 shares at par value subject to the condition precedent that the Company's shares are trading at $3.00 per share, and (iii) the balance of 111,000 shares at par value subject to the condition precedent that the Company's shares are publicly trading at $4.50 per share. These incentive stock options were granted to Messrs. Poynter and Aleckner by the Company's board of directors (Messrs. Poynter and Aleckner abstaining on the grant of their stock option) on December 14, 1998.

2000 INCENTIVE STOCK OPTION PLAN

In February, 2000, the Board of Directors adopted, and a majority of the stockholders approved, the Company's 2000 Incentive Stock Option Plan, subject to approval of stockholders at the next annual meeting. The purpose of the plan is to enable the Company to attract, retain and motivate key employees who are important to the success and growth of the Company's business, and to create a long-term mutuality of interest between the stockholders of the Company and those key employees by granting them options to purchase the Company's Common Stock. Options granted under the plan may be either incentive stock options or non-statutory options. The Plan is to be administered either directly by the Board, or by a committee consisting of two or more outside directors (the "Committee"). Under the plan, options may be granted to key employees of the Company. The option price is to be fixed by the Committee at the time the option is granted. If the option is intended to to be an incentive stock option, the purchase price is to be not less than 100% of the fair market value of the Common Stock at the time the option is granted, or, if the person to whom the option is granted is the owner of 10% or more of the Company's Common Stock, 110% of such fair market value. The Committee is to specify when and on what terms the options granted to key employees are to become exercisable. However, no option may be exercisable after the expiration of 10 years from the date of grant or five years from the date of grant in the case of incentive stock options granted to a holder of 10% or more of the Company's common stock. In the case of incentive stock options, the aggregate fair market value of the shares with respect to which the options are exercisable for the first time during any calendar year may not exceed $100,000 unless this limitation has ceased to be in effect under Section 422 of the Internal Revenue code. In the event of a change of control of the Company, all outstanding options become immediately exercisable in full. In the event of an employee's death, or following the employee's retirement at or after age 65 or before age 65 with the consent of the Committee, outstanding options may be exercised for a period of one year from the applicable date of death or retirement. If the employee's employment is terminated for reasons other than death or retirement, the options remain exercisable for a period of three months after such termination unless termination was for cause, in which case all outstanding options are immediately canceled. 1,500,000 shares of Common Stock have been initially authorized for issuance under the Plan. Under the Plan, eligible individuals may, at the discretion of the Committee, be granted options to purchase shares of Common Stock. However, no eligible individuals may be granted options for more than 500,000 shares in any calendar year. The option price and number of shares covered by an option will be adjusted proportionately in the event of a stock split, stock dividend, etc., and the Committee is authorized to make other adjustments to take into consideration any other event which it determines to be appropriate to avoid distortion of the operation of the Plan. In the event of a merger or consolidation, option holders will be entitled to acquire the number and class of shares of the surviving corporation which they would have been entitled to receive after the merger or consolidation if they had been the holders of the number of shares covered by the options. If the Company is not the surviving entity in a merger and consolidation, the Committee may in its discretion terminate all outstanding options, and in that event option holders will have 20 days from the time they received notice of termination to exercise all their outstanding options. The Plan terminates 10 years from its effective date unless terminated earlier by the Board of Directors or the stockholders. Proceeds of the sale of shares subject to options under the Plan are to be added to the general funds of the Company and used for its general corporate purposes. The Company has not granted any options under the Plan.

COMPENSATION OF DIRECTORS

No Director receives or has received any compensation from the Company for service as a member of the Board of Directors.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Jones, the president of the Company, is also president of Jones & Cannon, a Texas professional corporation, which has provided legal services to the Company and which may continue to provide legal services to the Company in the future. During the fiscal year ended December 31, 1998 the Company incurred legal fees of $66,331 to that firm. The Company currently owes Jones & Cannon an amount in excess of $83,550 for legal services rendered. Jones & Cannon has also been providing the limited amount of office space required by the Company and certain clerical and other services required for the Company's operations without charge under an oral agreement with Mr. Jones.

In December, 1997, the Company agreed to redeem at par value an aggregate of 1,505,399 shares of the Common Stock held by the ten former shareholders of First Brewery of Dallas, Inc., a company the Company had acquired in April, 1997. The aggregate redemption price was to have been $7,527.02. That redemption was to have occurred no later than March 31, 1998. However, the Company did not have sufficient funds to honor this commitment and is currently in default under the agreement. Messrs. Jones, Poynter, and Aleckner and Ms. Biggs were among those whose shares were to have been redeemed. In February, 2000, the Company and Messrs. Jones and Aleckner agreed that the shares that were to have been redeemed from those two individuals would not be redeemed. The Company anticipates that the remaining shares will be redeemed during the first quarter of 2000.

During the period from July, 1997 through May, 1998 Mr. Jones, the president of the Company, lent the Company an aggregate of $90,000 for use as operating capital. Of this amount, $65,000 was subsequently eliminated when Mr. Jones accepted in full satisfaction of that debt certain equipment securing bank debt which Mr. Jones had guaranteed, leaving a balance of $25,000. This indebtedness is evidenced by an unsecured demand promissory note at an annual interest rate of 12% per annum.

ITEM 8 - DESCRIPTION OF SECURITIES

The Company changed its jurisdiction of incorporation from Nevada to Texas in February, 2000. The Company's Articles of Incorporation, as in effect following the change, authorize the issuance of 50 million shares of Common Stock, of a par value of $.005 per share, of which 11,922,150 shares were issued and outstanding as of January 31, 2000, and 2,000,000 shares of Preferred Stock, par value $0.005 per share, none of which has been issued.

COMMON STOCK

Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

The Company's common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and may also affect the availability ability of purchasers of the Company's stock to sell their shares in the secondary market. It may also cause fewer brokers to be willing to make a market in the Company's common stock and it may affect the level of news coverage the Company receives.

PREFERRED STOCK

The Company is authorized to issue 2,000,000 shares of Preferred Stock with such voting rights, designations, preferences, limitations and relative rights as may be determined by the Board of Directors. Although the Company has no current plans to issue any shares of Preferred Stock, the issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock, or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock

The Company believes that the Preferred Stock will provide the Company with increased flexibility in structuring possible future financing and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed.

CERTAIN ANTI-TAKEOVER PROVISIONS

Under the Company's Articles of Incorporation, the power to alter, amend, suspend or repeal the Company's bylaws requires the affirmative vote of not less than a majority of the "Continuing Directors" of the Company. A Continuing Director is a member of the Board who is not an affiliate or associate of a holder of 10% or more of the Company's voting stock ("Related Person") and who was a member of the Board of Directors immediately prior to the time the 10% or more holder became the beneficial owner of 10% or more of such voting stock. The Articles of Incorporation also require that shareholder votes be taken only at a meeting, and prohibit action by written consent.

In addition, the Company may not effect a "Business Combination" in which a Related Person has an interest without the vote of at least 80% of its voting stock (voting as a single class) including the vote of not less than 50% of the outstanding shares of voting stock not beneficially owned by the Related Person. The additional voting requirements described in this paragraph does not apply if the Board of Directors by a vote of not less than a majority of the Continuing Directors then holding office expressly approves in advance of the acquisition of shares that resulted in the Related Person's becoming such, or approves the Business Combination before the Related Person became a Related Person. Those requirements also do not apply if certain conditions are met, including among other things, that the cash or fair market value of property received by holders in the Business Combination is not less than the highest price per share paid by the Related Person in acquiring any of its shares, and the Related Person does not receive the benefit of any loans, advances, guarantees or other financial assistance or tax advantages provided by the Company except proportionately as a shareholder, and that the transaction be covered by a fairness opinion of a reputable investment banking firm if deemed advisable by a majority of the Continuing Directors. The term "Business Combination" includes among other things a merger, consolidation or share exchange involving the Company or a subsidiary, a sale, mortgage or other disposition of a substantial part of the Company's assets, the issuance of additional securities, a reclassification which would increase the voting power of a Related Person or a liquidation or dissolution of the Company. These provisions might discourage an unsolicited acquisition proposal that could be favorable to stockholders. They could also discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock.

The Company is also subject to Article 13 of the Texas Business Corporation Act. That Article prohibits the Company from engaging in a business combination with an affiliated shareholder, generally defined as a person holding 20% or more of the Company's outstanding voting stock, during the three-year period immediately following the affiliated shareholder's share acquisition date, unless the business combination or acquisition by the affiliated shareholder was approved by

      o the Company's Board of Directors before the affiliated shareholder's share acquisition date, or

      o two-thirds of the holders of the outstanding voting shares of the Company not beneficially owned by the affiliated shareholder at a meeting of shareholders and not by written consent, called for that purpose not less than six months after the affiliated shareholder's share acquisition date.

Transfer Agent. Continental Stock Transfer, Inc. of New York is the Company's transfer agent.

CONVERTIBLE PROMISSORY NOTES/PROMISSORY NOTES

The Company has outstanding $100,000 in principal amount of its Convertible Promissory Notes. These notes bear interest at the rate of 12 percent per annum, call for monthly payments of interest, and mature May 10, 1998 (the "Convertible Promissory Notes"). The holder of each Convertible Promissory Note has a non-assignable option to purchase 7,500 shares of Common Stock at par value. Alternatively, each holder has the right to convert his Convertible Promissory Note at the rate of 1.25 shares of Common Stock for each $1.00 in principal amount of notes.

The Company has outstanding $25,000 in principal amount of a promissory note due to L. Kelly Jones upon demand. This note bears interest at the rate of 12 percent per annum.

The Company has outstanding $235,500 in principal amount of promissory notes payable to other shareholders, all of which are in default. These notes provide for an initial issuance of shares of common stock in lieu of interest, all of which (913,000 shares) have been issued. Accordingly, no additional interest is accruing on these notes. However, $103,500 in principal amount of such promissory notes provide for a per diem issuance of common stock as a penalty for late payment. To date, the per diem issuance would be in excess of 2,000,000 shares of the Company's Common Stock. The Company has received an opinion from counsel, Richard L. Wright, P.C., that the penalty provisions are unenforceable as illegal usury under applicable Texas law. The Company believes that upon full payment of these promissory notes along with non-usurious monetary interest, this matter of additional shares for late payment by the Company will be amicably resolved between the Company and the holder of these promissory notes. However no assurance can be given in that regard.

PART II

ITEM I - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATTON

The Company's Common Stock is quoted under the symbol "GAMZ" on the OTC Electronic Bulletin Board. The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the OTC Electronic Bulletin Board. Quotations are on an as-adjusted basis to reflect a 1 for 5 reverse split effected in 1997 and reflect inter dealer prices, without retail markup, mark down or commission and may not represent actual transactions.

                                                             BID PRICES
YEAR                          PERIOD                          HIGH        LOW

1997                          First Quarter                  $0.50      $0.50
                              Second Quarter                  0.25       0.25
                              Third Quarter                   1.25       0.25
                              Fourth Quarter                  1.25       0.25

1998                          First Quarter                   1.25       0.25
                              Second Quarter                  2.25       0.25
                              Third Quarter                   0.50       0.25
                              Fourth Quarter                 0.875      0.375

1999                          First Quarter                 0.6875    0.09375
                              Second Quarter                1.0313       0.26
                              Third Quarter                 1.2188       0.09
                              Fourth Quarter                  0.70      0.065

The Company's common stock was not quoted on the OTC Bulletin Board during the first quarter of 1997. As of February 15, 2000 the reported bid price for the Company's common stock was $0.54 per share.

SHAREHOLDERS

As of January 21, 2000, the Company had 11,922,150 shares of Common Stock outstanding held by 103 shareholders of record.

DIVIDENDS

The Company has not paid cash dividends on its Common Stock in the past and does not anticipate doing so in the foreseeable future.

ITEM 2 - LEGAL PROCEEDINGS

The Company's First Brewery of Dallas, Inc. subsidiary is a defendant in a proceeding commenced June 14, 1999 in the County Court at Law Number Two, Tarrant County, Texas by Ben Strong individually and d/b/a Benco & Associates. This litigation arose out of the construction of a brewpub which First Brewery acquired from its predecessor in interest, and alleges that the transaction in which First Brewery of Dallas, Inc. acquired the assets of the predecessor in interest constituted a fraudulent conveyance. The amount sought is approximately $58,000. The Company believes that this claim is without merit, and anticipates that it will be eliminated in any event through the filing of a Chapter 7 bankruptcy proceeding by First Brewery of Dallas, Inc.

The Company's First Brewery of Dallas, Inc. subsidiary is a defendant in a proceeding commenced June 30, 1999 in the County Court at Law Number Three, Dallas County, Texas by Alliant Foodservice, Inc. seeking to recover approximately $19,000 allegedly owed for foodstuffs furnished to the subsidiary. The Company anticipates that this claim will be eliminated through the filing of a Chapter 7 bankruptcy proceeding by First Brewery of Dallas, Inc.

In January, 1999, the Company commenced an action in the 141st District Court of Tarrant County, Texas, against Robert Elton Bragg, III, the Company's former president. The suit alleges, among other things, that Mr. Bragg, while President of the Company, misappropriated its funds by paying himself consulting fees although no meaningful services were performed for the Company, and that he threatened, without justification, to rescind the March 1997 stock for stock transaction pursuant to which the Company acquired its brewpub/microbrewery operations. It seeks, among other things, (i) a declaratory judgment that the March, 1997 agreement, is a valid and binding agreement, (ii) an injunction prohibiting Bragg from selling his shares in the Company, and (iii) damages for misappropriation of the Company's funds. As permitted under Texas law, the Company has not specified in its complaint the amount of damages sought from Mr. Bragg.

In November, 1999, the Company commenced an action against Kelly Hart and Mitch Geller d/b/a Nu-Design in the 348th District Court of Tarrant County, Texas. This suit alleges that Nu-Design repeatedly failed to provide software for which the Company had contracted for its `Net GameLink(TM) system, that the Company was forced to obtain a substitute for the promised software from a third party, and that after learning of the Company's purchase of the replacement software the defendants wrongfully withheld assets of the Company. As permitted under Texas law, the Company seeks damages of an as yet unspecified amount.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WTTH ACCOUNTANTS

Inapplicable

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

Upon its organization in January, 1996, the Company issued 2,100,000 of its Common Stock to its promoters and a limited number of third party investors at a purchase price of $0.02 per share for an aggregate purchase price of $42,000. This sale was made in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933, as amended (the "Act").

In May of 1996, the Company sold 400,000 units at a price of $0.125 per unit to a number of individual investors for an aggregate purchase price of $50,000. Each unit consisted of one share of Common Stock and two warrants, each warrant authorizing the holder to buy one share of the Company's Common Stock at the purchase price of $0.50. This sale was made in reliance upon the exemption contained in Rule 504 of Regulation D under the Act.

In March of 1997, the Company sold 633,000 shares of the Company's Common Stock at a price of $.01 per share, for an aggregate purchase price of $63,300. This sale was made in reliance on the exemption contained in Rule 504 of Regulation D under the Act .

In March of 1997, the Company issued 3,860,000 shares of its Common Stock to 10 shareholders of First Brewery of Dallas, Inc., then operating the Hubcap Brewery & Kitchen of Dallas, Texas, in exchange for all of the outstanding shares of that corporation. The shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

In conjunction with the stock-for-stock swap discussed in the preceding paragraph, the Company redeemed 193,000 shares of its Common Stock from Adams Bragg & Company, Inc. in exchange for a Gateway computer valued at $2,000.

In September of 1997 the Company issued 490,102 shares of its Common Stock at $0.50 per share for an aggregate purchase price of $245,051 upon exercise of the warrants originally issued in 1996. The shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

In December of 1997, the Company issued 425,000 shares of its Common Stock to Adams Bragg & Company, Inc., in exchange for its proprietary rights in the 'Net GameLinkTM idea, which was valued by the Company's Board of Directors at $2,125. The shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

In March of 1998, the Company issued 120,000 shares of its Common Stock to certain of its existing shareholders as additional consideration for a loan in the aggregate amount of $50,000. The shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

Between December, 1997 and February, 1998, the Company issued $100,000 in principal amount of its convertible subordinated notes to certain of its existing shareholders and one additional sophisticated investor. These notes were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

In May of 1998, the Company issued 300,000 shares of its Common Stock to Net Gameport, Inc., an accredited investor, in payment for financial and public relations consulting services valued at $75,000. These notes were issued in reliance upon the private offering exemptions contained in Section 4(2) and the accredited investor exemption contained in Section 4(6) of the Act.

In June of 1998, the Company issued 300,000 shares of its Common Stock to Capital & Media Partners, Inc. in payment for financial and public relations consulting services valued at $150,000. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) and the accredited investor exemption contained in Section 4(6) of the Act.

In September of 1998, the Company issued $123,000 in principal amount of promissory notes to existing shareholders and issued 493,000 shares of its Common Stock in lieu of future interest on such notes. These notes and shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

In November of 1998, the Company issued 60,000 shares of its Common Stock to a current shareholder who was an accredited investor at $0.25 per share for an aggregate purchase price of $15,000. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) and the accredited investor exemption contained in Section 4(6) of the Act.

In December of 1998, the Company issued 800,000 shares of its Common Stock to an individual accredited investor in payment for shareholder relations and strategic planning services valued at $200,000. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) and the accredited investor exemption contained in Section 4(6) of the Act.

In January of 1999, the Company issued issued $88,500 in principal amount of promissory notes to existing shareholders and issued 240,000 shares of its Common Stock in lieu of future interest on such notes. These notes and shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

In January of 1999, the Company issued 300,000 shares of its Common Stock to its Chief Executive Officer and two employees at $0.005 per share upon the exercise of stock options for an aggregate of $1,500. The shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

In April of 1999, the Company issued in aggregate of 1,000,000 shares of its Common Stock to two investors at $0.06 per share for an aggregate of $60,000, and an additional 100,000 shares also valued at $0.06 per share for an aggregate of $6,000, to the law firm handling the transaction and a financial services firm in payment for their services in connection with the transaction. The shares were issued in reliance upon the limited offering exemption of Rule 504 under the Act.

In July, 1999, the Company issued 119,048 shares of its Common Stock at $0.42 per share for an aggregate of $50,000. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

In October of 1999, the Company issued 250,000 shares of its Common Stock to an accredited investor at $0.10 per share for an aggregate of $25,000. Also in October of 1999, the Company issued 25,000 shares of its common stock in partial payment of legal fees incurred in connection with registration of its Common Stock under the Securities Exchange Act of 1934. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) and the accredited investor exemption contained in Section 4(6) of the Act.

In January of 2000, the Company issued 100,000 shares of its Common Stock to its Chief Executive Officer as compensation for his guaranty of an unsecured bank loan to the Company in the amount of $20,000. These shares were issued in reliance upon the private offering exemption contained in Section 4(2) of the Act.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation generally limit the personal liability of directors for monetary damages for any act or omission in their capacities as directors to the fullest extent permitted by law. In addition, the Company's bylaws provide that the Company shall indemnify and advance or reimburse reasonable expenses incurred by, directors, officers, employees or agents of the Company, to the fullest extent that a Company may grant indemnification to a director under the Texas Business Corp. Act, and may indemnify such persons to such further extent as permitted by law.

PART F/S

FINANCIAL STATEMENTS

                                  GAMECOM, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years ended December 31, 1998 and 1997 and the Nine Months ended September 30, 1999 and 1998 (Unaudited)

                                  GAMECOM, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors

Consolidated Financial Statements of GameCom, Inc. and subsidiary:
   Consolidated statement of Financial Condition as of December 31, 1998 and

      December 31, 1997, and September 30, 1999 (Unaudited)..................................1

   Consolidated Statements of Operations for the years ended December 31,

      1998 and 1997 and nine months ended September 30, 1999 and 1998 (unaudited)............2

   Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1998 and 1997 and the nine months ended September 30, 1999

      (Unaudited)............................................................................3

   Consolidated Statements of Cash Flows for the years ended December 31,

      1998 and 1997 and nine months ended September 30, 1999 and 1998 (Unaudited)............4

   Notes to Consolidated Financial Statements................................................5

                          INDEPENDENT AUDITORS REPORTS

                                Thomas O. Bailey

                               and Associates, PC

                          Certified Public Accountants

Report of Independent Public Accountants

To the Shareholders of The Schooner Brewery Incorporated

We have audited the accompanying balance sheet of The Schooner Brewery Incorporated as of December 31, 1998 and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, revised as described in Note 15, present fairly, in all material respects, the financial position of The Schooner Brewery Incorporated as of December 31, 1998 and the results of their operations and their cash flows in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 1998, the Company incurred a net loss of $681,018. Future working capital requirements are dependent on the Company's ability to restore and maintain profitable operations, to restructure it's financing arrangements, and to continue it's present short-term financing, or obtain alternative financing as required. It is not possible to predict the outcome of future operations or whether the necessary alternative financing may be arranged, if needed. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Thomas O. Bailey and Associates, P.C.

Dallas, Texas

June 17, 1999, except for Note 15 as to which the date is February 15, 2000.

                                Thomas O. Bailey

                               and Associates, PC

                          Certified Public Accountants

                    Report of Independent Public Accountants

To the Shareholders of The Schooner Brewery Incorporated

We have audited the accompanying balance sheet of The Schooner Brewery Incorporated as of December 31, 1997 and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Schooner Brewery Incorporated as of December 31, 1997 and the results of their operations and their cash flows in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 1997 the Company incurred a net loss of $576,520. Future working capital requirements are dependent on the Company's ability to restore and maintain profitable operations, to restructure its financing arrangements, and to continue its present short-term financing, or obtain alternative financing as required. It is not possible to predict the outcome of future operations or whether the necessary alternative financing may be arranged, if needed. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Thomas O. Bailey and Associates, P.C.

Certified Public Accountants

Dallas, Texas

September 11, 1998

                                      GAMECOM, INC.
                       (Fomerly The Schooner Brewery Incorporated)
                               Consolidated Balance Sheet

                                                                                                                     (Unaudited)
                                                                                      December 31,                  September 30,
                                                                                                                    -------------
                                                                                 1998               1999                 1998
                                                                                 ----               ----                 ----
   ASSETS
   ------
Current assets
 Cash                                                                       $     5,666           $     4,529           $    16,427
 Accounts receivable                                                              1,547                   180                 6,999
 Inventories                                                                         --                    --                    --
                                                                            -----------           -----------           -----------
   Total current assets                                                           7,213                 4,709                23,426

Property and equipment
 Equipment, furniture and fixtures                                              473,324                91,150               605,868
 Accumulated                                                                   (348,526)               (5,614)             (467,215)
                                                                            -----------           -----------           -----------
   Net property and equipment
                                                                                124,798                85,536               138,653

Other assets
 Organization cost                                                               38,490                    --                41,697
 Security deposits                                                               12,033                 8,989                12,033
                                                                            -----------           -----------           -----------
   Total other assets                                                            50,523                 8,989                53,730
                                                                            -----------           -----------           -----------
   Total assets                                                             $   182,534           $    99,234           $   215,809
                                                                            ===========           ===========           ===========

     LIABILITIES AND SHAREHOLDERS' EQUITY
     ------------------------------------
Current liabilities
 Trade payables                                                             $   388,344           $   524,111           $   374,632
 Accrued interest                                                                24,439                24,169                18,177
 Notes payable to shareholders                                                  444,041               360,500               365,811
 Short-term notes payable to bank                                               106,319                    --               116,398
                                                                            -----------           -----------           -----------
    Total current liabilities                                                   963,143               908,780               875,018

Shareholders' equity
 Capital stock 50,000,000 shares authorized
  par value $.005; 9,788,102, 11,547,150 and
 8,928,102 issued and outstanding respectively,                                  48,940                57,735                44,640
  of which shares outstanding, in each year,
  1,505,399 are redeemable for cash in
  the amount of $7,527
 Paid-in capital                                                                914,944             1,074,899               697,994
 Retained earnings                                                           (1,744,493)           (1,942,180)           (1,401,844)
                                                                            -----------           -----------           -----------
   Total shareholders' equity                                                  (780,609)             (809,546)             (659,210)
                                                                            -----------           -----------           -----------
   Total liabilities and shareholder equity                                 $   182,534           $    99,234           $   215,808
                                                                            ===========           ===========           ===========

                                           GAMECOM, INC.
                            (Formerly The Schooner Brewery Incorporated)
                                 Consolidated Statement of Operations

                                                                                                         Nine Month Ended
                                                                   Year Ended December 31,
                                                                   -----------------------
                                                                   1998               1997              1999               1998
                                                                   ----               ----              ----               ----
Revenues
 Restaurant sales                                          $    469,357        $    361,074        $      5,431        $    357,675
 Other                                                           (7,500)              9,500                  --                  --
                                                           ------------        ------------        ------------        ------------
  Total revenues                                                461,857             370,574               5,431             357,675

Cost of sales
 Food, beer, wine and merchandise                               182,334             126,505              (2,893)            125,561
 Salaries and labor                                             268,826             161,574              27,365             194,440
                                                           ------------        ------------        ------------        ------------
  Total cost of sales                                           451,160             288,079              24,472             320,001
                                                           ------------        ------------        ------------        ------------
  Gross profit                                                   10,697              82,495             (19,041)             37,674

General and administrative
expense
 Administrative cost                                            902,192             604,579             272,130             612,508
Interest                                                         39,026              12,776               8,770              30,103
 Depreciation and  amortization                                  63,952              41,660               3,038              46,888
                                                           ------------        ------------        ------------        ------------
                                                              1,005,170             659,015             283,938             689,499
                                                           ------------        ------------        ------------        ------------
Loss from operations                                           (994,473)           (576,520)           (302,979)           (651,825)

Gain or (loss) from discontinued operations                    (132,545)                 --             143,781            (132,545)
                                                           ------------        ------------        ------------        ------------
Cummulative effect of change in accounting
principle                                                            --                  --             (38,489)                 --
                                                           ------------        ------------        ------------        ------------

Net loss                                                   $ (1,127,018)       $   (576,520)       $   (197,687)       $   (784,379)
                                                           ============        ============        ============        ============

Per share amounts:
 Loss from operations per share                            $     (0.118)       $     (0.097)       $     (0.028)       $     (0.080)
                                                           ============        ============        ============        ============
 Gain/(loss) from discontinued operations                  $     (0.016)       $         --        $      0.013        $     (0.016)
                                                           ============        ============        ============        ============
 Loss from cummulative effect of change                    $         --        $         --        $     (0.004)       $         --
                                                           ============        ============        ============        ============
Net loss per share                                         $     (0.134)       $     (0.097)       $     (0.018)       $     (0.096)
                                                           ============        ============        ============        ============
  Average outstanding shares                                  8,435,721           5,923,784          10,838,550           8,165,542
                                                           ============        ============        ============        ============

                        THE SCHOONER BREWERY INCORPORATED
                 Consolidated Statement of Stockholders' Equity
                      For the year ended December 31, 1998

                                                      Shares of                        Additional                          Total
                                                        Common            Common         Paid-in       Accumulated     Stockholders'
                                                         Stock             Stock         Capital          Deficit          Equity
                                                         -----             -----         -------          -------          ------
Balance December 31, 1997                               7,715,102     $    38,575     $   460,309      $  (617,475)     $  (118,591)

Stock issued for Consulting Services                      600,000           3,000          22,000                           225,000

Contribution of capital for services                                                       18,750                            18,750

Stock issued for loan incentives                          613,000           3,065          (3,065)                               --

Loss for the nine months ended
September 30, 1998                                             --              --              --         (784,370)        (784,370)
                                                        ---------     -----------     -----------      -----------      -----------

Balance at September 30, 1998                           8,928,102          44,640         697,994       (1,401,845)        (659,211)
                                                        ---------     -----------     -----------      -----------      -----------

Stock issued in compensation for services                 800,000           4,000         196,000                           200,000

Sale of stock                                              60,000             300          14,700                            15,000

Contribution of capital for services                           --              --           6,250               --            6,250

Net loss for the three months ended
December 31, 1998                                              --              --              --         (342,648)        (342,648)
                                                      -----------     -----------     -----------      -----------      -----------
Balance December 31, 1998                               9,788,102     $    48,940     $   914,944      $(1,744,493)     $  (780,609)
                                                      -----------     -----------     -----------      -----------      -----------

Stock issued as incentive for loans                       240,000           1,200          (1,200)              --               --

Stock issued in compensation for
services                                                  100,000             500           2,000               --            2,500

Sales of stock                                          1,119,048           5,595         104,405                           110,000

Contribution of capital for services                           --              --          18,750               --           18,750

Exercise of stock options                                 300,000           1,500          36,000               --           37,500

Loss for the nine months ended
September 30, 1999                                             --              --              --         (197,687         (197,687)
                                                      -----------     -----------     -----------      -----------      -----------
                                                       11,547,150     $    57,735     $ 1,074,899      $(1,942,180      $  (809,546)
                                                      ===========     ===========     ===========      ===========      ===========

                                  GAMECOM, INC.
                  (Formerly The Schooner Brewery Incorporated)
                      Consolidated Statement of Cash Flows

                                                                                                            Nine Month Ended
                                                                    Year Ended December 31,                   September 30
                                                                   ------------------------                   ------------
                                                                    1998              1997               1999               1998
                                                                    ----              ----               ----               ----
Cash flows from operating activities
 Loss from operations                                          $  (994,475)       $  (576,520)       $  (302,979)       $  (651,825)
 Loss from discontinued operations                                (132,545)                --            143,781           (132,545)
 Cummulative effect of change in
accounting principle                                                    --                 --            (38,489)                --
                                                               -----------        -----------        -----------        -----------
  Net loss                                                      (1,127,020)          (576,520)          (197,687)          (784,370)
 Adjustments to reconcile net loss to net
   cash provided by operating activities
     Depreciation and amortization                                 183,667             28,830              3,038            169,811
     (Increase) decrease in:
        Accounts receivable-trade                                      483              2,908              1,367             (4,969)
        Prepaid and other assets                                    20,146            (10,024)            41,534             16,939
     Increase (decrease) in:
        Accounts payable and accrued expense                       122,601            205,198            135,497            102,631
                                                               -----------        -----------        -----------        -----------
    Net cash provided by operating activities                     (800,121)          (349,608)           (16,251)          (499,963)

Cash flows from investing activities
      Sale of capital assets                                            --                 --            127,374                 --
     Capital expenditures                                           (2,081)           (15,193)           (91,150)            (2,078)
                                                               -----------        -----------        -----------        -----------
   Net cash used by investing activities                            (2,081)           (15,193)            36,224             (2,078)

Cash flow from financing activities
    Short-term notes payable                                       311,452             76,962           (189,860)           243,302
    Increase in capital stock and
    paid-in capital                                                465,001            308,350            168,750            243,751
                                                               -----------        -----------        -----------        -----------
   Net cash provided by financing activities                       776,453            385,312            (21,220)           487,053

Net increase in cash and cash equivalents                          (25,749)            20,511             (1,137)           (14,988)
Cash and cash equivalents beginning of period                       31,415             10,904              5,666             31,415
                                                               -----------        -----------        -----------        -----------
Cash and cash equivalents end of period                        $     5,666        $    31,415        $     4,529        $    16,427
                                                               ===========        ===========        ===========        ===========
Interest paid during the year                                  $    19,701        $     7,932        $     9,040        $    11,926
                                                               ===========        ===========        ===========        ===========
Income taxes paid during the year                              $        --        $        --        $        --        $        --
                                                               ===========        ===========        ===========        ===========

                THE SCHOONER BREWERY INCORPORATED AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Schooner Brewery Incorporated operates a restaurant and brewpub through it's wholly owned subsidiary, First Brewery of Dallas, Inc.

Principals of Consolidation

The accompanying consolidated financial statements include the accounts of the parent company, The Schooner Brewery Incorporated ("Company") and its subsidiary after elimination of significant intercompany accounts and transactions.

Concentration of Credit Risk

The Company maintains deposits within federally insured limits. Statement of Financial Accounting Standards No. 105 identifies these items as concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Fair Value of Financial Instruments

The fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts.

Inventories

Inventories are stated at the lower of cost or market.

Cash Flow Presentation

For purposes of the Statement of Cash Flows, cash equivalents include time deposits, certificates of deposits and all liquid debt instruments with original maturates of three months or less.

Earnings Per Share

Primary earnings per share amounts are computed based upon the weighted average number of shares actually outstanding. The number of shares used in the computation was 8,435,721.

Property, Equipment and Depreciation

Property and equipment are valued at cost. Maintenance and repair costs are charged to expenses as incurred. Gains and losses on disposition of property and equipment are reflected in income. Depreciation is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets.

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition and Accounts Receivable

Sales are made for cash or they are charged to credit cards. The credit card sales are recorded as accounts receivable and collected within the following two-week period. Revenues are recognized at the point sales are made.

Intangibles

Intangibles (Organization Cost) consist of cost incurred in the organization of the Company and are amortized over five years. For the current year amortization expense was $12,830.

Common Stock Issued for Services

The Company has in the past issued stock for service of non-employees on a negotiated basis where the value of the services is recorded and stock issued based upon the agreed number of shares issued for the value of the services performed.

NOTE 2   GOING CONCERN

As shown in the accompanying financial statements the Company has incurred losses from operations and has a deficit working capital. The Company's current net operating revenues are not sufficient to provide adequate cash flow required to pay all of the Company's administrative expenses. For this reason the Company must rely on short-term borrowing and equity financing. The Company's subsidiary ceased operations of its business on January 10, 1999 the effect of which eliminates sources of cash flow from operations. Because the subsidiary was generating negative cash flow Management closed those operations to mitigate further deterioration. Management has begun efforts for a new line of business and anticipates additional equity funding to overcome these problems.

NOTE 3  DISCONTINUED OPERATIONS

Operations of the Company's brewpub and restaurant was discontinued in early 1999 and was being phased out in 1998. For the year 1998 the Company identified the loss that would be incurred as the result of the discontinued operations. The loss to be incurred related to the equipment and other fixed assets that would be impaired and a loss sustained upon their disposition. The provision for the loss was provided based on those assessments.

NOTE 4   ACQUISITION OF SUBSIDIARY

In March 1997 the Company acquired all of the outstanding stock of First Brewery of Dallas, Inc. ("First") by exchanging 19,300,000 shares of the Company's common capital stock for all of the outstanding capital stock of First whereby First became the wholly owned subsidiary of the Company. This transaction was accounted for as a "Pooling of Interest." Prior to the pooling the Company had recorded a net loss for the current year of approximately $175,000. Prior to the acquisition by the Company, First had acquired the interest of all of the partners in First Brewery of Dallas, Ltd., a limited partnership by issuing its capital stock in exchange for all of the partners' interest in the partnership. The partnership had operated a restaurant and brewpub in the West End district of Dallas, Texas since June 1994. On July 1, 1997, First acquired all of the assets of the partnership in exchange for 49,500 shares of common stock of First.

NOTE 5   NOTES PAYABLE

Notes payable at December 31, 1998 consisted of the following:

Note payable to bank due March 1, 1999 with interest at 9.5%           $ 56,319
Note payable to bank due March 19, 1999 with interest at 11%             50,000
Note payable to stockholder due on demand with interest at 8%           118,541
Notes payable to stockholders due June 10, 1998, interest at 12%        100,000
Notes payable to stockholders due from August 1through
 December 2, 1998 with no interest                                      162,000
Notes payable to stockholders due in February and March 1999
 Without interest                                                        63,500
                                                                       --------
                                                                       $550,360
                                                                       --------

The notes due from stockholders due in dates through December 31, 1998 were in default at December 31, 1998. The notes due to stockholders due in 1999 have subsequently become in default. Notes payable to stockholders in the amount of $100,000 were issued by the Company in increments of $10,000 having a maturity date of May 10, 1998. The holder of each of these Convertible Promissory Notes has a non-assignable option to purchase 7,500 shares of Common Stock at par value. Alternately, each holder has the right to convert their Convertible Promissory Note to equity in the form of 12,500 shares of Common Stock. None of the notes have been converted.

NOTE 6  STOCKHOLDERS' EQUITY

Common Stock

The Company's authorized number of Common Shares that can be issued is 50,000,000 shares with a par value of $.005. The number of shares outstanding at December 31, 1998 was 9,788,102; of this amount 1,505,399 were redeemable for the total amount of $7,527. The Company's board of directors adopted a resolution on December 12, 1997 to redeem 1,505,399 shares of the Common Stock from certain shareholders to be redeemed from the proceeds of a subsequent stock offering no later than March 31, 1998. At December 31, 1998 none of the stock has been redeemed.

Incentive Stock Options [Non-Compensation]

These options, incentive in nature, provide that Mr. Jones may purchase (i) 111,000 shares at par value subject to the condition precedent that the Company's shares are trading at $1.50 per share, (ii) 361,000 shares at par value subject to the condition precedent that the Company's shares are trading at $3.00 per share, (iii) 111,000 shares at par value subject to the condition precedent that the Company's shares are publicly trading at $4.50 per share, and
(iv) the balance of 250,000 shares at par value subject to the condition precedent that the Company's shares are publicly trading at $5.00 per share. These incentive stock options were granted to Mr. Jones by the Company's board of directors (Mr. Jones abstaining) on December 12, 1997 and on December 14, 1998.

Messrs. Poynter and Aleckner each hold an option for 333,000 shares in the Company's Common Stock.These options, incentive in nature, provide that Messrs. Poynter and Aleckner may purchaser (i) 111,000 shares at par value subject to the condition precedent that the Company's shares are trading at $1.50 per share, (ii) 111,000 shares at par value subject to the condition precedent that the Company's shares are trading at $3.00 per share, and (iii) the balance of 111,000 shares at par value subject to the condition precedent that the Company's shares are publicly trading at $4.50 per share. These incentive stock options were granted to Messrs. Poynter and Aleckner by the Company's board of directors (Messrs.Poynter and Aleckner abstaining on the grant of their stock option) on December 14, 1998.

Outstanding options were 1,499,000 and 750,000 respectively at December 31 1998 and 1997.

Redeemable Common Stock

In December 1997, the ten former shareholders of First Brewery of Dallas, Inc., acquired by the Company in April 1997, collectively agreed with the Company's Board of Directors that a dilution of their collective equity interest was in the best interest of the Company. Therefore, the Company adopted a resolution on December 12, 1997, redeeming 1,505,399 shares of the Common Stock from the ten shareholders, at par value, with the consideration for such redemption to be paid pro rata to such shareholders no later that March 31, 1998, presumably out of the proceeds of a future equity offering. None of the shares have been redeemed.

NOTE 7   INCOME TAXES

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for accounting for income taxes. Deferred income taxes arise from temporary differences between financial and tax basis of certain assets and liabilities. A valuation allowance has been established in the amount of $172,808. It is not likely that the allowance will be realized consequently the allowance has been fully reserved. The Company's net operating loss carryforward is $1,600,849.

NOTE 8   LEASES

The Company leases its restaurant space under a lease agreement, which expires October 1, 1999. During the year ended December 31, 1998, the Company paid $130,960 under the lease agreement.

NOTE 9  OFFICER AND DIRECTOR COMPENSATION

No director receives or has received any compensation from the Company for service as a member of the Board of Directors. None of the officers have received any compensation for service from the Company. However, based on the time spent by one officer expense was recorded based on the estimated compensation and that amount was credited to paid-in capital as a contribution to capital.

NOTE 10  RELATED PARTY TRANSACTIONS

On December 12, 1997, by unanimous consent, the Board of Directors approved borrowing up to $100,000 from certain stockholders. The promissory notes provide that the notes be secured by the `Net Game LinkTM system to be installed at the Company's restaurant. The holders of said notes shall, for each $10,000 of notes, in addition to the payment of principal and interest, be entitled to 7,500 shares of the Company's common stock at par value at maturity. Prior to maturity, the holders of the promissory notes shall have the right to convert their notes to equity in the amount of 12,500 shares of the Company's restricted common stock. Thereafter, by unanimous consent, the Board of Directors approved additional borrowings from certain shareholders, in the aggregate sum of $344,041. In lieu of interest, the Company issued to such shareholders restricted shares of the Company's common stock.

NOTE 11  STOCK BASED COMPENSATION PLAN

In 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ["SFAS"] No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 is effective for fiscal years beginning after December 31, 1995 and requires companies to use recognized option pricing to estimate the fair value of stock-based compensation, including stock options. The Statement requires additional disclosure based on the fair value based method of accounting for an employee stock option and encourages, but does not require, companies to recognize the value of these option grants as additional compensation using methodology of SFAS No. 123. The Company has elected to continue recognizing expense as prescribed by APB Opinion No.25, "Accounting for Stock Issued to Employees," as allowed under FASB No. 123 rather than recognizing compensation expense as calculated under SFAS No. 123. As such adoption SFAS No. 123 during 1998 did not have any effect on the Company's consolidated financial statements.

The Company has one stock-based compensation plan as noted below. With regard to its stock option plan, the Company applies APB No. 25 in accounting for such plans and accordingly no compensation cost has been recognized. Had compensation expense been determined based on fair value at the grant date for stock options consistent with SFAS No. 123 the Company's net income and net income per common share would not have changed for 1998 because no grants were made in 1998. The effect of the grant in 1997, as described below, would reduced by $950

On December 12, 1997, by unanimous consent of the Board of Directors, restricted options to purchase 50,000 shares of the Company's common stock were issued to certain key personnel of the Company at an exercise price of $.005 per share. The shares are non-transferable and may be redeemed at $.005 per share by the Company in the event the holder shall cease for any reason to be employed by the Company.

                                                         1998          1997

Number of options granted                                    --       50,000
                                                       ========      =======

Weighted average exercise price per
 share outstanding and exercisable                     $     --      $  .005
                                                       ========      =======

Total compensation cost recognized                     $             $   --
                                                       ========      =======

Weighted average grant date fair value                 $             $  .019
                                                                     =======

The calculation of the fair values of the options, under the minimum value method, assumes that no corporate dividends will be issued prior to exercise of the options, and that the options will be exercised immediately prior to the exercise expiration date. The risk free interest rate used in the calculation was based on the zero coupon government issue rate of approximately 6 percent.

NOTE 12   LEGAL PROCEEDINGS

On February 27, 1998 a judgement was rendered against First Brewery of Dallas I, Ltd. the partnership all of which interest was acquired by First Brewery of Dallas, Inc. The Company believes this judgement will be liquidated bankruptcy proceedings of the subsidiary.

The Company's First Brewery of Dallas, Inc. subsidiary is a defendant in a proceeding commenced June 14, 1999 in Tarrant County, Texas by Ben Strong individually and the d/b/a Benco & Associates. This litigation arose out of the construction of a brewpub which First Brewery acquired from its predecessor in interest, and alleges that the transaction in which first Brewery of Dallas, Inc. acquired the assets of the predecessor in interest constituted a fraudulent conveyance. The amount sought is approximately $58,000. The Company believes that this claim is without merit, and anticipates that it will be eliminated in any event through the filing of a bankruptcy proceeding by First Brewery of Dallas, Inc.

The Company has outstanding $235,500 in principal amount of promissory notes payable to other shareholders, all of which are in default. These notes provide for an initial issuance of shares of common stock in lieu of interest, all of which (913,000 shares) have been issued. Accordingly, no additional interest is accruing on these notes. However, $103,500 in principal amount of such promissory notes provide for a per diem issuance of common stock as a penalty for late payment. To date, the per diem issuance would be in excess of 2,000,000 shares of the Company's Common Stock. The Company has received an opinion from counsel, Richard L. Wright, P.C., that the penalty provisions are unenforceable as illegal usury under applicable Texas law. The Company believes that upon full payment of these promissory notes along with non-usurious monetary interest, this matter of additional shares for late payment by the Company will be amicably resolved between the Company and the holder of these promissory notes. However no assurance can be given in that regard. No provision for this matter based on the opinion of legal counsel.

NOTE 13  REVERSE STOCK SPLIT

In a Special Meeting of the Board of Directors on June 30, 1997 and pursuant to the action of taken by the shareholders owning a majority of the issued and outstanding shares of the Company's common stock the Company gave effect to a reverse stock split of one share for five shares of the Company's common stock. Before the stock split the Company had 34,965,000 shares of stock outstanding; immediately after the stock split the Company had outstanding 6,993,000 shares of common stock.

NOTE 14 SUBSEQUENT EVENTS

In January 1999, the Company ceased operations of its restaurant and brewpub because of the continuing negative results of operation and the declining market in the general area of the location of the business. Because of the discontinuance of operations in January 1999, the Company has provided a provision for the loss on the impairment of the assets associated with the discontinuance in the amount of $132,545, which is included in the Consolidated Statement of Operations. The revenues relative to discontinued operations were $469,357 and the related expense was $661,490.

Based on the decision of the Board of Directors the Company is redirecting its efforts in the interactive Internet entertainment business. On February 10, 1999 the Company amended its articles of incorporation changing the name of the Company to "GameCom, Inc."

On June 18, 1999, the judgement creditor mentioned above in Note 12, "Legal Proceedings", served the Company with a lawsuit. As the lawsuit is against First Brewery of Dallas, Inc., the general partner of the party defendant in the previous judgement, management is of the opinion that this lawsuit provides no greater exposure to the Company than that reflected by the judgement discussed above.

NOTE 15  REVISED FINANCIAL STATEMENTS

Subsequent to the completion of the audit and the issuance of the audit report it was determined that additional transactions had occurred during the year where common stock of the Company had been issued for consulting and other services. The financial statements have been revised to reflect these transactions which were recorded based on the value of the services performed and the price of the stock at the time of the services.

PART III

ITEM I - INDEX TO EXHIBITS

EXHIBIT        DESCRIPTION

 NO

(3.1) *Articles of Incorporation of The Schooner Brewery Incorporated

(3.2) *Certificate of Amendment of Articles of Incorporation of The Schooner
      Brewery Incorporated dated February 14, 1997

(3.3) *Certificate of Amendment of Articles of Incorporation of The Schooner
      Brewery Incorporated filed February 10, 1999

(3.4) *Bylaws

(3.5) Plan of Merger between GameCom, Inc., a Nevada corporation and GameCom,
      Inc., a Texas corporation

(3.6) Articles of Incorporation of GameCom, Inc., a Texas corporation

(3.7) Bylaws of GameCom, Inc.

(4.1) *Form of Subordinated Notes

(4.2) *Form of Convertible Subordinated Notes

(4.3) *Form of Convertible Subordinated Notes providing for penalty payable in shares

(10)  2000 Incentive Stock Option Plan

(21)  *List of Subsidiaries

(27)  Financial Data Schedule

*Previously filed

ITEM 2 - DESCRIPTION OF EXHIBITS

Not applicable

                                    SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2000                 GAMECOM, INC.

                                        By: /s/ L. Kelly Jones
                                            --------------
                                            L. Kelly Jones

                                            Chief Executive Officer and Chief
                                            Financial Officer

Date: